UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

under the Securities Exchange Act of 1934

(Amendment No. )

Quorum Health Corporation

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

74909E106

(CUSIP Number)

Shulamit Leviant, Esq.

Davidson Kempner Capital Management LP

520 Madison Avenue, 30th Floor

New York, NY 10022

(212) 446-4000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 11, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 74909E106

(1)	Name of reporting person M. H. Davidson & Co.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 24,367
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 24,367
(11)	Aggregate amount beneficially owned by each reporting person: 24,367
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.08%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Partners
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: New York
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 149,171
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 149,171
(11)	Aggregate amount beneficially owned by each reporting person: 149,171
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.48%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Institutional Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 328,354
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 328,354
(11)	Aggregate amount beneficially owned by each reporting person: 328,354
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.05%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner International, Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: British Virgin Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 359,257
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 359,257
(11)	Aggregate amount beneficially owned by each reporting person: 359,257
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 1.15%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities Fund LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 782,997
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 782,997
(11)	Aggregate amount beneficially owned by each reporting person: 782,997
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 2.50%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Distressed Opportunities International Ltd.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): OO (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Cayman Islands
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 1,327,380
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 1,327,380
(11)	Aggregate amount beneficially owned by each reporting person: 1,327,380
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 4.23%
(14)	Type of reporting person (see instructions): CO

CUSIP No. 74909E106

(1)	Name of reporting person Davidson Kempner Capital Management LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: Delaware
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526
(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.48%
(14)	Type of reporting person (see instructions): PN

CUSIP No. 74909E106

(1)	Name of reporting person Thomas L. Kempner, Jr.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526
(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.48%
(14)	Type of reporting person (see instructions): IN

CUSIP No. 74909E106

(1)	Name of reporting person Anthony A. Yoseloff
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒
(3)	SEC use only:
(4)	Source of funds (see instructions): AF (see Item 3)
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or place of organization: United States
Number of shares beneficially owned by each reporting person with	(7)	Sole voting power: 0
	(8)	Shared voting power: 2,971,526
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 2,971,526
(11)	Aggregate amount beneficially owned by each reporting person: 2,971,526
(12)	Check if the aggregate amount in Row (11) excludes certain shares: (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 9.48%
(14)	Type of reporting person (see instructions): IN

SCHEDULE 13D

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (“Common Stock”), of Quorum Health Corporation, a Delaware corporation (the “Issuer”). The Issuer has its principal executive offices at 1573 Mallory Lane, Brentwood, Tennessee 37027.

Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 2. Identity and Background

(a), (f) This Schedule 13D is being jointly filed by:

(i) M. H. Davidson & Co., a New York limited partnership (“CO”). M.H. Davidson & Co. GP, L.L.C., a Delaware limited liability company, is the general partner of CO. DKCM (as defined below) is responsible for the voting and investment decisions of CO;

(ii) Davidson Kempner Partners, a New York limited partnership (“DKP”). MHD Management Co., a New York limited partnership (“MHD”), is the general partner of DKP and MHD Management Co. GP, L.L.C., a Delaware limited liability company, is the general partner of MHD. DKCM is responsible for the voting and investment decisions of DKP;

(iii) Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”). Davidson Kempner Advisers Inc., a New York corporation, is the general partner of DKIP. DKCM is responsible for the voting and investment decisions of DKIP;

(iv) Davidson Kempner International, Ltd., a British Virgin Islands business company (“DKIL”). DKCM is the investment manager of DKIL and is responsible for the voting and investment decisions of DKIL;

(v) Davidson Kempner Distressed Opportunities Fund LP, a Delaware limited partnership (“DKDOF”). DK Group LLC, a Delaware limited liability company, is the general partner of DKDOF. DKCM is responsible for the voting and investment decisions of DKDOF;

(vi) Davidson Kempner Distressed Opportunities International Ltd., a Cayman Islands exempted company (“DKDOI”). DK Management Partners LP, a Delaware limited partnership, is the investment manager of DKDOI. DKCM is responsible for the voting and investment decisions of DKDOI;

(vii) Davidson Kempner Capital Management LP, a Delaware limited partnership and a registered investment adviser with the U.S. Securities and Exchange Commission act as investment manager to each of CO, DKP, DKIP, DKIL, DKDOF and DKDOI (“DKCM”), either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund. DKCM GP LLC, a Delaware limited liability company, is the general partner of DKCM. The managing members of DKCM are Thomas L. Kempner, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Morgan P. Blackwell, Shulamit Leviant, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, James A. Michaelson and Joshua D. Morris; and

(viii) Messrs. Thomas L. Kempner, Jr. and Anthony A. Yoseloff, each a U.S. citizen, through DKCM, are responsible for the voting and investment decisions relating to the securities held by CO, DKP, DKIP, DKIL, DKDOF and DKDOI reported herein.

Each of the foregoing is referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.” The Reporting Persons have entered into a joint filing agreement, dated as of April 11, 2019, a copy of which is attached hereto as Exhibit A and is incorporated herein by reference.

The filing of this Schedule 13D should not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the shares reported herein.

Each of the executive officers and directors is identified on Schedule 1 hereto, along with such person’s country of citizenship.

(b) The address of the principal business office of each of the Reporting Persons is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022.

(c)

(i) The principal business of CO is investment management.

(ii) The principal business of DKP is investment management.

(iii) The principal business of DKIP is investment management.

(iv) The principal business of DKIL is investment management.

(v) The principal business of DKDOF is investment management.

(vi) The principal business of DKDOI is investment management.

(vii) The principal business of DKCM is acting as investment manager to each of CO, DKP, DKIP, DKIL, DKDOF, DKDOI and other investment entities either directly or by virtue of a sub-advisory agreement with the investment manager of the relevant fund.

(viii) The principal business of Messrs. Thomas L. Kempner, Jr. (“Kempner”) and Anthony A. Yoseloff (“Yoseloff”) is to invest for funds and accounts under their management.

(d) and (e) During the past five years, none of the Reporting Persons (nor any of the persons listed on Schedule 1) has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Schedule 1 attached hereto sets forth the information required by Instruction C of the instructions to 13D.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of the shares of Common Stock reported herein were derived from the working capital of CO, DKP, DKIP, DKIL, DKDOF and DKDOI.

Item 4. Purpose of Transaction

The Reporting Persons for which DKCM acts, including through its subsidiaries, as investment advisor acquired the Common Stock and other securities of the Issuer for investment purposes and DKCM, on behalf of such accounts, intends to review their investments in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the board, price levels of shares of the Common Stock, other investment opportunities available to the Reporting Persons, concentration of positions in the portfolios managed by the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investments in the Issuer as they deem appropriate, including, without limitation, purchasing additional shares of the Common Stock or other financial instruments related to the Issuer or selling some or all of their beneficial or economic holdings, engaging in hedging or similar transactions with respect to the securities relating to the Issuer and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

In addition, without limitation, the Reporting Persons may engage in discussions with management, the board of directors, stockholders of the Issuer and other relevant parties or take other actions concerning any extraordinary corporate transaction (including but not limited to a merger, reorganization or liquidation) or the business, operations, assets, strategy, future plans, prospects, corporate structure, board composition, management, capitalization, dividend policy, charter, bylaws, corporate documents, agreements, de-listing or de-registration of the Issuer.

Except as set forth above, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons and, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2 above, have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Although the foregoing reflects activities presently contemplated by the Reporting Persons and any other person named in Item 2 with respect to the Issuer, the foregoing is subject to change at any time.

Item 5. Interest in Securities of the Issuer

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference. The ownership percentages appearing on such cover pages has been calculated based on 31,359,724 shares of Common Stock of the Issuer outstanding as of March 6, 2019, as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 12, 2019.

(c) None of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

(d) To the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of Issuer

As of April 11, 2019, CO, DKP, DKIP, DKIL, DKDOF and DKDOI (the “Swap Reporting Persons”) own cash-settled total return swap agreements (the “Swap Agreements”) that each Swap Reporting Person has entered into with a counterparty with an expiration of May 11, 2020, covering 1,500,000 notional shares of Common Stock of the Issuer (the “Referenced Shares”). The Swap Agreements may only be settled by cash settlement and none of the Swap Reporting Persons has any right to physical settlement. The Swap Agreements provide the Swap Reporting Persons with economic results that are comparable to the economic ownership of the Referenced Shares. None of the Swap Agreements give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer or requires the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

Except as described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer.

Item 7. Material to Be Filed As Exhibits

Exhibit A	Joint Filing Agreement, dated as of April 11, 2019, by and among the Reporting Persons

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of April 11, 2019

By:	/s/ Thomas L. Kempner, Jr.
Name:	THOMAS L. KEMPNER, JR., (i) individually, (ii) as Co-Executive Managing Member of: (a) Davidson Kempner Capital Management LP, (x) for itself and (y) as Investment Manager of Davidson Kempner International, Ltd., (b) M.H. Davidson & Co. GP, L.L.C., as General Partner of M.H. Davidson & Co., (c) MHD Management Co. GP, L.L.C., as General Partner of MHD Management Co. as General Partner of Davidson Kempner Partners, (d) DK Group LLC, as General Partner of Davidson Kempner Distressed Opportunities Fund LP and (e) DK Stillwater GP LLC, as General Partner of DK Management Partners LP, as Investment Manager of Davidson Kempner Distressed Opportunities International Ltd., and (iii) as Co-President of Davidson Kempner Advisers Inc. as General Partner of Davidson Kempner Institutional Partners, L.P.

By:	/s/ Anthony A. Yoseloff
Name:	ANTHONY A. YOSELOFF

Schedule 1

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND

EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).

REPORTING PERSON: M.H. DAVIDSON & CO. (“CO”)

M.H. Davidson & Co. GP, L.L.C. (“CO GP”) serves as the general partner of CO. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of CO. CO GP is a Delaware limited liability company.

Thomas L. Kempner, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Morgan P. Blackwell, Shulamit Leviant, Patrick W. Dennis, Gabriel T. Schwartz, Zachary Z. Altschuler, James A. Michaelson and Joshua D. Morris (the “Managing Members”) serve as the managing members of CO GP. The business address of each Managing Member is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. The principal occupation of each Managing Member is to invest for funds and accounts under their management. Each Managing Member is a United States citizen.

REPORTING PERSON: DAVIDSON KEMPNER PARTNERS (“DKP”)

MHD Management Co. GP, L.L.C. (“MHD GP”) serves as the general partner of MHD Management Co. (the “DKP GP”), which serves as the general partner of DKP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of the DKP GP. MHD GP is a Delaware limited liability company.

The Managing Members serve as the managing members of MHD GP. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER INSTITUTIONAL PARTNERS, L.P. (“DKIP”)

Davidson Kempner Advisers Inc. (“DKAI”) serves as the general partner of DKIP. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKIP. DKAI is a New York corporation.

The Managing Members serve as the executive officers of DKAI. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER INTERNATIONAL, LTD. (“DKIL”)

The following sets forth the name, position, address, principal occupation and citizenship of any other control person, director and/or executive officer of DKIL:

Name	Position	Citizenship	Present Principal Occupation	Business Address
Timothy I. Levart	Director	United States; United Kingdom	Retired Managing Member of Davidson Kempner Capital Management LP and its affiliates	c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022

Gary Linford	Director	South Africa	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands

John Lewis	Director	Canada	Director of HighWater Limited	Grand Pavilion Commercial Centre 1st Floor, 802 West Bay Road P.O. Box 30599, KY1-1203 Grand Cayman, Cayman Islands

REPORTING PERSON: DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES FUND LP (“DKDOF”)

DK Group LLC (“DKG”) serves as the general partner of DKDOF. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKDOF. DKG is a Delaware limited liability company.

The Managing Members serve as the managing members of DKG. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER DISTRESSED OPPORTUNITIES INTERNATIONAL LTD. (“DKDOI”)

Messrs. Timothy I. Levart, Gary Linford and John Lewis serve as the directors of DKDOI. The other information with respect to Messrs. Timothy I. Levart, Gary Linford and John Lewis required by Instruction C of the instructions to Schedule 13D is set forth above.

REPORTING PERSON: DAVIDSON KEMPNER CAPITAL MANAGEMENT LP (“DKCM”)

DKCM GP LLC (“DKCM GP”) serves as the general partner of DKCM. Its business address is c/o Davidson Kempner Capital Management LP, 520 Madison Avenue, 30th Floor, New York, New York 10022. Its principal occupation is serving as the general partner of DKCM. DKCM GP is a Delaware limited liability company.

The Managing Members serve as the managing members of DKCM. The other information with respect to the Managing Members required by Instruction C of the instructions to Schedule 13D is set forth above.